UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51980

ISRAEL GROWTH PARTNERS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

4808 Moorland Lane

Suite 109

Bethesda, Maryland 20814

(301) 502-8602

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Class Z Warrants

Class W Warrants

Series A Units

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Macau Resources Group Limited, as successor by merger to Israel Growth Partners Acquisition Corp., has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2013	Macau Resources Group Limited
(as successor by merger to Israel Growth Partners Acquisition Corp.)

	By:	/s/ Chung Long Jin
	Name:	Chung Long Jin
	Title:	Chairman